U.S. Securities and Exchange Commission
Washington, D.C.20549




                                   FORM 10-SB
                                 (Fourth Amended)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         i3Dx.com, a Nevada Corporation
                         ------------------------------
                              (Previously 3-Dx.com)


          Nevada                                       88-0429263
------------------------------             ------------------------------------
State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)


                 4850 River Green Parkway, Duluth, Georgia 30096
                 -----------------------------------------------
               (Address of principal executive offices) (zip code)


                                 (770) 497-0727
                            -------------------------
                            Issuer's telephone number


Securities to be registered under Section 12(g) of the Act:


Title of each class                                    Name of each exchange on
to be so registered: Class "A" Common Stock            which each class is to be
Class "B" Common Stock                                 registered: None


Securities to be registered under Section 12(g) of the Act:

90 million Shares of Class "A" Common Shares and 10 million Class "B" Common Shares, par value $0.01 (one cent) per share


               --------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                       for
                                    i3Dx.com


Form 10-SB      Item                                                    Location in
Item Number     Caption                                              Form 10 Statement
-----------     -------                                              -----------------
                                     PART I

    1.          Description of Business                                       3

    2.          Management's Discussion And                                   6
                Analysis or Plan of Operation

    3.          Description of Property                                      10

    4.          Security Ownership of Certain                                10
                Beneficial Owners and Management

    5.          Directors, Executive Officers,                               13
                Promoters and Control Persons

    6.          Executive Compensation                                       17

    7.          Certain Relationships and Related                            18
                Transactions

    8.          Description of Securities                                    18

                                     PART II

    1.          Market Price and Dividends on                                19
                the Registrant's Common Equity
                and Other Shareholder Matters

    2.          Legal Proceedings                                            20

    3.          Changes in and Disagreements                                 20
                With Accountants

    4.          Recent Sales of Unregistered                                 20
                Securities

    5.          Indemnification of Directors                                 21
                and Officers

                                    PART III

    1.          Index to Exhibits                                            21



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

ITEM 1. DESCRIPTION OF BUSINESS.


     INCEPTION. i3Dx.com (the "Company" or "i3Dx") was incorporated under the laws of the State of Nevada on June 18, 1999 as 3-Dx.com, with its name changed to i3Dx.com as of August 16, 1999. The Company is the exclusive licensee, manufacturer, processor and marketing entity in North America for patented 3D technology, allowing viewers to see images in three (3), rather than two (2), dimensions. The images may be viewed either as prints or transparencies. The images are made by layering the print material with micro-lenses. The micro-lenses add depth perception, enabling the viewer to see 3D images without the use of glasses or other visual aides.



     i3Dx.com has obtained the rights to the technology acquired by its licensor, NimsTec Limited. i3Dx.com has started operations, but has minimal revenues and its losses have exceeded its sales. The auditor's report, covering twelve months of operations ending June 30, 2000, states "...the Company has suffered losses from operations since inception, which raises substantial doubt about its ability to continue as a going concern." See attached Financial Statement, Note 7. The Company has acquired funding through private placements subsequently as described in this Registration Statement.



     The Company is currently in its early production stage, offering the following products:



- Production of 3D photographic images and 3D lithographic images which may be viewed comfortably and conveniently by individuals and groups without the use of glasses or other visual aides;



- 3D images transmitted via computers and the Internet. The Company's 3D products are available in a wide range of sizes and formats.



     These products are readily available for many applications, from computer generated images to medical CT Scan models. Products include 3D sports cards, 3D telephone debit cards and large poster size 3D point-of-purchase display images for commercial advertising. Display images may be ordered transparent and lit from behind, known as "back-lit transparencies." The Company's clinically accurate medical 3D images are used for various medical applications.


     Images generated by a computer are transformed by the Company during the printing process, so that the resulting image appears to represent the original scene but includes depth perception as well as width and height. Previous attempts at printing 3D images contained considerably less information than normally seen by the naked eye viewing the original scene. The i3Dx System provides more information than perceived by the human eye viewing the original image.

     For the purposes of this Registration Statement, the i3Dx.com licensed processes are generically referred to as "3D imaging" or "3D technology."


     The Company is currently a privately held corporation with its majority shareholder being NimsTec Limited, a privately held Bermuda corporation. The Company's CEO, Jerry C. Nims, is a minority shareholder in NimsTec Limited.

     PRODUCT AND TECHNOLOGY. i3Dx is a company which primarily utilizes the Internet for the development and distribution of its 3D products. The Company's technology is based on three-dimensional imaging suitable for applications such as medical imaging, advertising and marketing.


     The Company mass-produces 3D images, in both reflective print and transparency formats, for the following markets:



          1.   Amateur Digital 3D Photography

          2.   Packaging

          3.   Advertising

          4.   Security Cards

          5.   Medical Imaging

          6.   Publishing

          7.   Consumer Products

          8.   Point-of-Purchase Imaging

          9.   Global Multilingual Sports Site

          10.  Printing

     The Company currently produces 3D images from:

          11.  single 2D source images (prints, negatives, or slides)

          12.  single 2D digital datasets (electronic files)


          13.  multiple 2D images and datasets



          14.  customer 3D digital datasets



          15. 3D digital datasets created by the Company's computer software for the customer.


     The majority of the Company's commercial source images are digital image files; that is, computer files containing images that have been scanned into a computer or created on a computer for transmission or manipulation purposes. These digital files are received electronically via the Internet. The Company's ability to transmit 3D data files via the Internet provides the opportunity for interactive participation with the client. This interaction also facilitates real time creation and editing of the 3D image to be produced and substantially reduces time from concept to market.

     The Company's primary intended business applications for its three-dimensional photographic technology include:

- THE COMMERCIAL MARKET - Includes producing of transparencies and reflective prints for advertising in various public and retail outlets, and assisting clients in preparing personal identification cards or documents through the use of the 3D imaging technology.

- THE MEDICAL MARKET - i3Dx's precision photographic optical film is utilized to communicate detailed spatial relationships and depth cues for medical diagnoses. A specific application is 3D Fundus Photography utilized in diagnosing patients in approximately 50 medical institutions.

- THE CONSUMER MARKET - Primarily involves the sale and marketing of technology and various products which enable the consumer to create multi-dimensional images utilizing the consumer's desk top printer. Other consumer products range from 3D greeting cards to 3D original art which the Company creates in-house.


     While the commercial market images are typically created digitally using computer software, the medical market typically involves multiple images taken using special cameras or other equipment. The consumer market primarily involves 3D images taken using special multi-lens cameras.


     Since its inception in June, 1999, the Company has been processing medical images and consumer market orders. The Company has a website at "www.i3Dx.com" and is currently receiving orders for its products as well as the 2D source image files and 3D electronic image datasets required for its commercial market imaging process.


     Because of the organizational nature of the Company's business, it must be considered a high-risk investment which does not yet have any significant revenues or any income.

     Ownership and Related Party Transactions. The shares of i3Dx are substantially owned by NimsTec Limited, which is also the licensor of technology to the Company. Its principal shareholders are:


     $    Jerry C. Nims          36.6%
     $    L'Ami Foundation       23.6%



     AS A PRACTICAL MATTER, NIMSTEC LIMITED SHOULD BE CONSIDERED AS A CONTROLLING ENTITY TO THE COMPANY.



     Since formation, the Company has received interim financing from Electric & Gas Technology, Inc. and other private party investors in the aggregate amount of $3,512,949 as subsequently discussed.


     LICENSE AGREEMENT. The Company entered into an exclusive licensing contract for the technology with NimsTec Limited as of June 30, 1999 covering the territory of The United States, Canada, and Mexico. In consideration, the Company is obligated to pay to NimsTec five per cent (5%) of all gross sales in exchange for a fifty year exclusive license (renewable once on like terms) with no minimum sales requirements to maintain the license.

     MAJORITY SHARES. NimsTec Limited has acquired thirty million of the Company's authorized ninety million class "A" shares, as well as all of the 10 million class "B" shares in consideration for the transfer of certain equipment and other assets to the Company.


     SUPPLIERS. The Company is not dependent upon any one supplier and all materials are readily available "off-the-shelf" with the exception of photographic emulsion coating for which the Company has two established sources, AGFA and Ilford AG. The Company believes it has second source options for all necessary materials.



     COMPETITION. While the Company regards the processes and the specialized film material as unique and proprietary, it should be noted that the actual processing of the materials is not protected by existing patent applications. However, the Company believes printing is protected by patents granted and pending. As a result, it may be possible for other companies to replicate and produce a substantially similar product using a modified and unprotected processing procedure. Additionally, there are other companies which produce 3-D images using different technology and techniques. While the Company does not believe that the quality or variety of the competitive processing is equivalent to the Company's processes, there is substantial competition in this market sector and the Company does not claim any exclusivity as to the general 3-D imaging product. Moreover, various other companies which are substantially larger and better capitalized may be able to dominate the markets in which the Company currently operates. The Company believes the primary competitors in the 3D imaging technology sector include the Kodak Companies. The Company is not aware of its current market share, but believes it to be minimal.



     EMPLOYEES. The Company presently has 14 full-time employees and 2 part-time employees, exclusive of management. The total gross pay roll for all employees, exclusive of management, is approximately $407,960 per year. It is anticipated that employees and employee costs will increase substantially as the Company moves towards greater anticipated production during fiscal year 2001. No specific projection of the amount of increase has been determined, but it is estimated employee/payroll growth will be in the range of 20 per cent to 40 per cent for the calendar year 2001.


     SEGMENT ANALYSIS. As a development stage start-up Company, management does not believe that it has sufficient revenues to be able to analyze or project in any categorical or quantitative matter the relative percentage of revenues from the three general sectors of the Company's business, i.e. commercial, medical and consumer. It does appear from the very limited revenues received to date that the commercial sector will be the largest followed by the consumer and then the medical markets. It is anticipated that as the Company files its anticipated periodic reports as a Reporting Company, it will be in a position to subsequently have sufficient revenue data to analyze and allocate revenues, costs and other accounting factors by its principal market sectors and products. Further, to date, the Company does not have any measurable foreign market share and can not report sales on a foreign versus domestic basis.

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company advises you that various information included in this Section, as well as other parts of this Registration Statement, include forward looking statements. These statements are based on management's beliefs and assumptions, particularly related to certain projected economic results, and upon information currently available to management. Forward looking statements include the information concerning possible or assumed future results of operations by the Company set forth under such headings as "Dividend Policy," and "Management's Discussion and Analysis." Forward looking statements also include statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions indicating an intended but unknown future result. Each party relying upon this registration should understand that these constitute merely management's best projections of future results and should not be relied upon as an assurance or warranty of future results in any manner.

     The Company has processed and shipped product to all of its target markets: medical, consumer and commercial. However, due to the short period of time from inception to date, the sales volumes have been limited. As a result, the Company's Financial Statements, to date, reflect limited revenues without net earnings.


     PLAN OF OPERATION. The Company has received from Electric and Gas Technology, Inc. a total of $1,000,000 of interim capital; $500,000 by way of an equity investment and $500,000 by way of a convertible debenture. The Company has also received, to date, $3,022,949 of equity investment from other private sources. These funds coupled with nominal revenues have been sufficient to meet fixed expenses to the date of this filing and the Company believes that the remaining funds should be sufficient to meet its ongoing operating costs, including such matters as rents, utilities, salaries and other standard costs for approximately a further twelve month period. It is anticipated, though not warranted, that by the end of this projected interim period, the Company should have sufficient revenues to cover operating costs and would not be required to seek supplemental capitalization or financing to provide for interim operations. It is also anticipated that the Company may, in the near future, seek additional public financing for expansion and growth, but which future financing would be unrelated to this initial operational period and is not warranted.



     The Company is satisfied that its current technology is adequate for at least the next twelve months to meet any demands for product as generally outlined in this Registration Statement.



     The Company does not have any anticipation or expectation to purchase or expand plant or equipment during the next twelve months.



     As previously discussed, the Company anticipates its present employee base of 15 employees to increase by a factor of approximately 20-40% over the next twelve months as anticipated production increases. i3Dx has allowed for and believes it will have sufficient capital from the interim financing supplied by Electric and Gas Technology, Inc. and other private sources to meet the anticipated increase in payroll from this anticipated employee growth.


     The Company has launched an Internet-based sports reporting subsidiary which will purchase 3D images directly from the Company and refer potential commercial market customers to the Company. The subsidiary employs a full-time staff of 9 employees and its initial pre-launch website can be viewed at www.100percentSports.com.

     The Company does not anticipate any other significant changes in operations or procedures during the next twelve month period.


     Notwithstanding the foregoing general projections, the Company is aware that there are various factors which could adversely affect its anticipated revenues, gross margins and overhead expenses thereby rendering its anticipated ability to operate on the interim capital supplied by Electric and Gas Technology, Inc. and others to date to be insufficient. The Company is exploring various sources of funding should the financing supplied by Electric and Gas Technology, Inc. and others to date prove to be insufficient until or unless revenues are adequate to meet operating revenues. The Company may attempt to obtain additional interim financing from Electric and Gas Technology, Inc. and other initial financing participants, though no commitment or obligation exists. Alternatively, the Company may seek to complete an interim additional private placement financing, though no assurance can be given or made that such financing could be raised. Finally, the Company could seek commercial loan sources, though it does not have any present line of 1 credit or financing commitment from any commercial lender.


     All of these factors constitute a significant risk factor if the Company's expenses should exceed those projected for the next twelve months or if anticipated revenues are not sufficient by the end of such period to cover the ongoing operating expenses. The ultimate risk is the Company may be forced to terminate operations should additional financing be required but not be available. There also exists the possibility that other 3-D technologies or processes may adversely impact upon the Company's competitive position and thereby reduce its ability to continue as an ongoing concern. It is believed that all of these specific factors are generally discussed above and in the accountants' reservation concerning the Company being a "going concern." See Financial Statements, Note 7.


     LIQUIDITY AND CAPITAL RESOURCES. The Company's present liquidity is almost fully dependent on its initial financing efforts. The Company's capitalization consists of tangible assets valued at $3,212,089 before depreciation, inventory of $80,872 and current cash reserves from initial capitalization of $3,512,949. For accounting purposes, the fixed assets are valued at their cost basis, less depreciation. See attached Financial Statements. The Company owns an exclusive license from NimsTec Limited, for a fifty year term with a right of renewal and with no volume restrictions, to utilize the licensed technology to manufacture and market products throughout its licensed territory of Canada, Mexico and the United States. The Company is obligated to pay a license fee, in the amount five percent (5%) of the Company's gross sales, for the term of the license. Ancillary to the license is the right of the Company to use of various 3D equipment of NimsTec Limited during the license term in consideration of a monthly fee in the amount of $15,000.



     Electric and Gas Technology, Inc. is a small technology company . Electric and Gas Technology, Inc. has made an initial capital investment in the Company of One Million Dollars. Five Hundred Thousand Dollars was invested as of approximately June 30, 1999 for which it received 4,500,000 shares of Class "A" common stock of the Company, and warrants to acquire an additional 2,500,000 class "A" shares at the exercise price of $4.00 per share for a twelve month period. The expiration date of these warrants has been extended to June 30, 2001. If all of the warrants were exercised, of which there is no assurance, then the Company would receive an additional gross capitalization of ten million dollars.



     Electric and Gas Technology, Inc. has also supplied to i3Dx Five Hundred Thousand Dollars in the form of a 24 month convertible debenture, bearing interest at 8% annually, and convertible to i3Dx Class "A" shares at the conversion rate of $2.00 per share for a 24 month period. This convertible loan was made to the Company as of approximately October 25, 1999. If converted, the result would cause a reduction of the debt of the Company in exchange for the issuance of 250,000 shares of i3Dx stock to Electric and Gas Technology, Inc. at $2.00 per share. Electric and Gas Technology, Inc. has not converted any of the warrants to common shares. The debenture is a general obligation instrument.



     Finally, Electric and Gas Technology, Inc. was issued, as of approximately August 9,1999, Five Hundred Thousand 24 month warrants exercisable at $1.00 per share as part of the financing commitment of Electric and Gas Technology, Inc. to the Company. These warrants are for a 24 month period; and, if exercised, would raise an additional Five Hundred Thousand Dollars in capital for the Company. No assurance or guarantee of the exercise of these warrants can be given.

     The Company has also committed to Electric and Gas Technology, Inc. that it will retire the $500,000 debenture from the first $4,000,000 in warrants exercised by Electric and Gas Technology, Inc., unless Electric and Gas Technology, Inc. elects to convert the debenture. Again, no assurance of the exercise of these warrants can be made. If the warrants are not exercised, the Company will be carrying a debt obligation of $500,000 to Electric and Gas Technology, Inc. which can only be paid from anticipated revenues or earnings. If these earnings do not materialize, the Company may not have any means or resources from which to pay its outstanding debt obligations and may be forced into an illiquid position.



     Subsequent to the initial filing of this Form 10 on November 12, 1999, the Company entered into a Private Placement Accredited Investor financing transaction with a small group of individuals (collectively referred to as the "Private Placement Group") commencing January 14, 2000, which has raised $3,012,949 in interim capital to date through the sale of its Class "A" common shares of the Company to these private investors at prices between $0.463 and $0.65 per share. The Company regarded this interim financing as an "accredited investor" financing offering which did not require registration or the use of an Offering Memorandum. Each of the accredited investors were provided with access to all books and records of the Company, together with a review of the present Form 10 information as a basic information packet. The investors also then completed a Private Placement Subscription Agreement, a copy of which is attached as Exhibit H to this Form 10 filing.


     The funds as received have been employed by the Company primarily for continued development and marketing of the 3-D image processes described in this Registration, as well as with the graphic printing equipment and facilities as generally described above.


     At present members of the Private Placement Group hold a total of 5,779,156 Class "A" common shares constituting 14.2% of the presently issued and outstanding Class "A" shares of the Company.


     RESULTS OF OPERATIONS. As noted above, the Company has very limited revenues to date. However, the Company has completed its website and is pursuing its marketing activities as described above.


     Management's present projected use of the initial proceeds obtained from Electric & Gas Technology, Inc., and other third party financing parties are generally described below, based on un-audited financial statements at 31 August 2000 and the subsequent $523,950 received after such date. This initial funding should be adequate for the next twelve months to sustain current operation and anticipated growth in product marketing. This interim capital of $3,012.949 has been or will be employed as follows:


     -    General and Administration $1,047,233

     -    Research & Development       $844,253


     -    Working capital reserves   $1,724,450


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

     The Company has no short term alternative financing plans or alternatives if the interim capitalization does not prove adequate until the Company is capable, if ever, of meeting current operating expenses from earned revenues.

     Y2K DISCLOSURE. From inception in June 1999 to the end of year 2000, the Company expended approximately One Thousand Dollars ($1,000) to attempt to insure that its internal computer systems, including critical Internet connections, would cause the Company's computers to recognize the year 2000 change and continue to function normally. As of the date of this Amended Report, all of the Company's internal computer systems appear to be functioning normally and all hardware and software components are recognizing the year 2000 date. Further, the Company has not realized any computer related failures in ancillary systems employing computer components such as telephone systems, faxes or other equipment. Finally, the Company is receiving orders and transmitting product via the Internet without interruption.

     ITEM 3. DESCRIPTION OF PROPERTY.


     The Company currently owns approximately $3,212,089 of tangible assets and cash of $1,200,000. The Company's right to the use of additional production equipment, technology and facilities under lease or license agreements are described by category below. The Company's capitalization, as described in the preceding section, primarily consists of its property and cash. For accounting purposes, the leaseholds and license rights, including property available for non-exclusive use under the license with NimsTec, are not valued.



     TANGIBLE PRODUCTION EQUIPMENT. In addition to the tangible assets generally described above, which are used for production, the Company has the use, under its license, of various other equipment owned by the licensor. Title to this equipment remains with NimsTec Limited. This equipment is not included in the Financial Statements for the Company. The Company believes its owned equipment, plus the NimsTec Limited "use" equipment, to be sufficient equipment for the initial intended production of the 3D imaging products.



     LEASEHOLDS. The Company presently leases its principal office facilities at 4850 River Green Parkway, Duluth, Georgia. These premises consist of administrative and manufacturing area of approximately 33,000 square feet. The property is held under a seven year lease at a monthly lease rate of $18,000, with no right of renewal.


     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     i3Dx is currently a privately held corporation with its licensor and principal shareholder being, NimsTec Limited, a Bermuda Corporation. NimsTec currently holds Thirty Million shares of an authorized Ninety Million shares of the Class "A" common stock, constituting 73.6% of the issued and outstanding shares, and Ten Million shares of an authorized Ten Million shares of the Class "B" common stock. It should be noted the Class "B" common stock represents 51% of the voting shares in the Company. The only other significant present shareholders are Electric Gas and Technology, Inc. and the Private Placement Group whose relationship is subsequently explained in this Registration Statement.


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


     Electric and Gas Technology, Inc. currently holds 4,500,000 shares of Class "A" common stock of which it intends to distribute Three Million shares to its shareholders together with two million Warrants out of 2.5 million exercisable for additional Class "A" common shares to its shareholders at $4.00 per share to acquire one share for each warrant exercised. After the intended distribution, Electric and Gas Technology, Inc. would continue to directly own approximately
1.5 Million i3Dx Class "A" common restricted shares and warrants to acquire an additional 0.5 million shares. In addition, i3Dx has reserved an additional 8,500,000 Class "A" shares for warrants or options of which Electric and Gas Technology, Inc. has received a warrant right under which it may acquire up to 500,000 shares in a twenty-four month warrant period at $1.00 per share. At present, with the exception of the Private Placement Group, there are no other issued and outstanding shares or shareholders of the Company.


     The Company has issued options to purchase its Class A common shares to William M. Karszes (400,000 shares) for his contribution to plastics and printing technologies. These options may be exercised at $1.00 per share and expire October 31, 2003.

     The Company has also issued options to purchase its Class A common shares to Jeffrey Phelan (500,000 shares) and Herbert Hecht (500,000 shares) as founders of the Company's subsidiary, 100percentSports.com. These options may be exercised at $1.00 per share and expire September 20, 2005.

     There are discussions in progress regarding issuing options to Jerry Nims, Paul Peters, James Collins and other key employees and advisors.

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


     In the following table, the Company attempts to set out graphically a summary of those holdings by the principal security holders, including all warrant and options rights:



                                                                         Current Percentage
                                                                          of Issued Shares/
                                                                         Percentage assuming
                                                       Max. No. of         all options or
                                                     Shares Issued/or       warrants are
Security Holder              Type of Security          to be Issued          Exercised
---------------              ----------------        ----------------    -------------------
NimsTec Limited               Class "A" Common          30,000,000          73.6%/59.8%
                                                         (issued)

NimsTec Limited               Class "B" Common          10,000,000           100%/100%
                           (51% of voting shares)        (issued)

Electric and Gas              Class "A" Common           4,500,000          11.0%/26.8%
Technology, Inc.                                         (issued)

Private Placement Group       Class "A" Common           5,779,156          14.2%/11.5%

William M. Karszes            Options for Class            400,000             0%/0.8%
                                  "A" Common           (To Be Issued)

Jeffrey Phelan                Options for Class            500,000             0%/0.9%
                                  "A" Common           (To Be Issued)

Herbert Hecht                 Options for Class            500,000             0%/0.9%
                                  "A" Common           (To Be Issued)



     NimsTec is a privately held Bermuda corporation whose principal shareholders are:


     -    Jerry Nims        36.6%



     -    L'Ami Foundation  23.6%



     Electric and Gas Technology, Inc. is a publicly held Texas Corporation. Following are the directors and principal officers holding shares, together with their shareholder percentage. There are no other shareholders which hold 10% or more of the Electric and Gas Technology, Inc. stock:


     -    S. Mort Zimmerman, Director, President and Chairman, 9.7%

     -    Daniel A. Zimmerman, Director, Vice President, 4.63%

     -    Edmund Bailey, Director, Vice President, CFO, 0.93%

     -    Fred M. Updegraff, Director, Vice President, Treasurer, 1.16%

     2,500,000 Class "A" Warrants are outstanding to Electric & Gas Technology, Inc. and exercisable at $4.00/share for twelve months and were issued on July 3, 1999, and extended on September 7, 2000, to expire June 30, 2001.

     500,000 Class "A" Warrants are outstanding to Electric & Gas Technology, Inc. and exercisable at $1.00/share for twenty-four months and were issued on August 9, 1999.


     In addition to the above option rights for 3,000,000 shares, Electric & Gas Technology, Inc. also holds a convertible debenture which if fully converted would result in an additional 250,000 shares of i3Dx common stock being issued to it. If a full conversion and dilution occurs and Electric & Gas Technology exercises all present options it would own 14.9% of the then issued shares in the Company.


     ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     DIRECTORS AND EXECUTIVE OFFICERS. The following chart sets out a list of the Directors and Principal Executive Officers. Following the chart is a brief resume of each of the Directors and Officers.


      Name                         Title                  Current Term of Office       Years of Service
      ----                         -----                  ----------------------       ----------------
Jerry C. Nims, LL.D.          Chairman of the               6/18/99 to 6/30/01*      From Inception June, 1999
                              Board, CEO, CTO

Paul F. Peters                Director, President           6/18/99 to 6/30/01*      From Inception June, 1999

William Karszes, Ph.D.        Director, Chief               11/1/99 to 6/30/01*      From Nov. 1999
                              Operating Officer,
                              Executive Vice President,
                              Research & Development

James Collins                 Treasurer, CFO                9/1/99 to 6/30/01*       From Sep. 1999



*Unless otherwise replaced at the pleasure of the Board of Directors

     The following table sets-out the ownership of the Company's stock by all principal officers and directors:


                         Name & Address of               Amount & Nature of
Title of Class           Beneficial Owner                 Beneficial Owner      Per Cent of Class
---------------          -----------------               ------------------     -----------------
Common Stock             NimsTec Limited(1)                 30,000,000 "A"
                                                            10,000,000 "B"           73.6%/100%

Common Stock             Paul F. Peters                          0                      0%
                         "4850 River Green Parkway,
                         Duluth Georgia 30096"

Common Stock             William Karszes, Ph.D.                  0                      0%
                         "4850 River Green Parkway,
                         Duluth Georgia 30096"

Common Stock             James Collins                           0                      0%
                         "4850 River Green Parkway,
                         Duluth Georgia 30096"




     The Company has only one class of stock, Class "A", which will be used for financing purposes. The Class "B" shares represent an equal ownership per share, but 51% of the voting control, and will be held exclusively by NimsTec Limited. EXCEPT FOR THE INDIRECT INTEREST OF MR. NIMS AND THE STOCK OPTIONS TO DR. KARSZES, NO OFFICER OR DIRECTOR HOLDS ANY STOCK OR STOCK RIGHTS IN THE COMPANY. There are discussions in progress regarding issuing options to Jerry Nims, Paul Peters, James Collins and other key employees and advisors.



     (1) While Mr. Nims does not directly hold any shares in the Company, he is an indirect beneficial owner by owning a little more than one-third of NimsTec Limited.


BIOGRAPHICAL INFORMATION.


     JERRY C. NIMS, LL.D. Age 65. Mr. Nims is the founder of the Company and acts as its Board Chairman. He is also the Chief Executive Officer and the Chief Technical Officer. Mr. Nims has been active in the development of 3D technology over the past 32 years. Mr. Nims obtained his first patent in 3-Dimensional technology in 1974. From 1970 to 1984 he was involved with Nimslo Technology, Inc. in the development of various 3D technologies and global patents. From 1984 to 1990, he was affiliated with Fairhaven Group of Bermuda. From 1990 to 1995 he was primarily engaged in interest outside the technology field. From 1996 through July 2000, he was a full-time director and officer of NimsTec Limited. Mr. Nims no longer participates with NimsTec Limited as an officer and director. It is intended that Mr. Nims will serve the Company on a full time basis.

     PAUL F. PETERS, Age 37. Mr. Peters will act as a Director and President of the Company. Mr. Peters was a former independent business consultant from 1996-1998 in various countries including China, Singapore, Indonesia, Saudi Arabia, Egypt, Argentina, Belgium, France, UK and The Netherlands. Mr. Peters was also formerly with the Bank of New England as a Financial/EDP (Electronic Data Processing) Auditor from approximately 1985-1987. He also has worked in the investment banking field, including Vice President for Lehman Brothers International Private Client Group and Chairman's Council Member from 1988-1995. Previously, Mr. Peters was the Director of Business Development for NimsTec Limited from approximately 1996 through June, 1999. Mr. Peters traveled globally for two years as Director of Business Development for NimsTec Limited, developing a five-year plan and business model and negotiating global alliances and partnerships. It is anticipated that Mr. Peters will serve the Company on a full time basis.



     WILLIAM M. KARSZES, Ph.D., Age 53. At present, Mr. Karszes serves as i3Dx's Director, Chief Operating Officer, Executive Vice President, and Director of Research & Development and Manufacturing. From 1992 to 1999 he was the President of Plastic Associates, Inc. Dr. Karszes has over 30 years of experience in all forms of plastic processing. During the foregoing period he was employed by various multinationals including General Electric, Ciba Geigy, and Ameritech. His consulting clients including American Cyanamid, Polymer Group Inc. (PGI), AT&T, etc. Mr. Karszes joined the Company in November 1999 and will serve on a full time basis.


     JAMES COLLINS, Age 53. From 1987 to date Mr. Collins has owned and operated Collins & Company which provides management accounting services to various Bermuda based companies, including shipping and real estate interests. Mr. Collins is a member of the Institute of Chartered Accountants and was a founding member of the Institute of Chartered Accountants for Bermuda. From 1973 to 1986 he was the treasurer and held other offices in TMX, Ltd., the international financial and distribution affiliate of Timex Corporation. He held several directorships within the group. He was also a former director of accounting services for Peat Marwick Mitchell. Mr. Collins will act as the Chief Financial Officer and the Treasurer of the Company. It is intended Mr. Collins will serve the Company on an as needed basis.

     ANDREW J. CZUCHRY, Ph.D., Age 38. Chief Information Officer. Mr. Czuchry has been an independent consultant from 1995 to present. Mr. Czuchry was one of the original inventors of the SOCLE programming language for structured-object and constraint-based learning. He is a recognized leader in the field of applying biological visual system paradigms to software systems for pattern recognition and computer vision. He is the author of over a dozen technical publications, and has been published in technical journals, conference proceedings and a textbook on applied artificial intelligence. Mr. Czuchry also served as a chief technology consultant for advanced technology application to Internet-based information exchange. Mr. Czuchry is employed by the Company on a part-time basis.

Key Advisors:

     The following key advisors are available to the Company on an "as needed" basis. There is no pre-determined schedule for meetings with the advisors nor is there any pre-determined compensation for advice given by the advisors. The advisors are not entitled, at any time, to vote on or approve the proposals by the Company.


     SIR DAVID GIBBONS. Sir David is currently the Chairman of Portfolio Trading for Massachusetts Financial Services (MFS founded the Massachusetts Investors Trust, America's oldest mutual fund founded in 1924 with $163 billion in assets). He also currently serves as the CEO of Edmund Gibbons Ltd. and the Chairman of Colonial Insurance C.O. Ltd.. Sir David served as a Director and Chairman of the Bank of N. T. Butterfield & Sons Ltd. Sir David also served as the Chairman of the Bermuda Monetary Authority, Finance Minister, Member or Parliament and Premier of Bermuda. He was awarded the title KBE by her majesty the Queen in January 1985. Sir David will advise the Company on an as needed basis.



     PATTON BOGGS, LLP. Patton Boggs is a well known IP (Intellectual Property), business and lobbying law firm headquartered in Washington, D.C., who represents the Company in filing a series of new patents relating to the Internet and high-speed mass production of multi-dimensional images.



     HECHT, SPENCER & ASSOCIATES, Washington, D.C. This political lobbying firm represents organizations including the Boy Scouts of America and Tulalip Tribes of Washington and companies including MCI, WorldCom, Norfolk Southern, and Teco Energy. Hecht, Spencer & Associates will advise the Company on marketing matters.



     JUDGE JOSEPH COLAIANNI. Judge Colaianni was appointed to the United States Court of Federal Claims in 1970 and remained until 1984. While at the Court, his docket included several hundred patent claims. Currently he is Senior Advisor to the United States Court Advisory Counsel and, as such, advises the Chief Judge for various circuits.



     KURT M. PETERS. Mr. Peters has a Masters Degree in Electrical Engineering specializing in Optical Information Processing. Formally with Corning from 1997-1998 and Boeing from 1998-2000. Mr. Peters' experience includes four years in the satellite image processing and atmospheric processing. Mr. Peters developed the motion tracking algorithm for a single chip ("Tracker on a Chip") and implemented on a FPGA (Field Programmable Gate Array). Mr. Peters will act as a technical advisor.



     MICHAEL CATES, M.D. Dr. Cates was a former Chief of OB-GYN Department, U.S. Army, Virginia. He was a Medical Director of Henderson and Walton Women's Center, Georgia, USA, specializing in gynecologic pelvic floor reconstruction and laparoscopic-pelvic surgery and obstetrics. Dr. Cates will serve as a medical advisor.

     ITEM 6. EXECUTIVE COMPENSATION.


                                         Annual Compensation                      Long Term Compensation
                                     ------------------------------   ---------------------------------------------
                                                                                  Awards                  Payouts
                                                                      -------------------------------   -----------
                                                       Other annual   Restricted      Securities                        All other
                                     Salary    Bonus   compensation      stock          underlying         LTIP       compensation
Name and principal position   Year     ($)      ($)         ($)       award(s) ($)   Options/SARs (#)   payouts ($)       ($)
---------------------------   ----   -------   -----   ------------   ------------   ----------------   -----------   ------------
Paul F. Peters, President     2000   $70,000     0           0                0             0                0              0

Jerry Nims, Chairman of       2000   $70,000     0           0                0             0                0              0
the Board, CEO

                                                                                        Options for
William M. Karszes, COO       2000   $70,000     0           0                0         400,000 Class        0              0
                                                                                       A common shares




     With the exception of William M. Karszes, none of the current or prospective officers have been granted any options, warrants or 401K or other stock rights in the Company.


     Salaries have been paid to Messrs. Nims and Peters since July, 1999 and Karszes since November 1999. No salaries have been fixed for the other officers who will initially serve on a part-time basis.


     Mr. Nims, while not directly holding shares in the Company, is a minority owner (a little more than one-third) in the licensor of the Company, NimsTec Limited, a Bermuda Corporation, which currently owns approximately 73.6% of the issued and outstanding Class "A" common stock of the Company and 100% of the Class "B" common stock (representing 51% of the voting rights in the Company). As a result, it should be deemed that Mr. Nims is an indirect beneficial owner of the shares set-out in the foregoing table.

     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     As generally described under Item 1 "Description of Business" and Item 4 "Beneficial Ownership of Stock", there are deemed to be two affiliated entities which may have a material influence or relationship with the Company's operations.


- NimsTec Limited currently holds 73.6% of all class "A" shares of the Company and 100% of the class "B" shares. The class "B" shares represent 51% of the voting shares. Even if all present options and warrants outstanding were exercised and the convertible debentures were converted to class "A" shares by Electric and Gas Technology, Inc., NimsTec would continue to hold 68.1% of the class "A" shares and all of the class "B" shares. As a result, NimsTec is in control of the Company and will remain in control for the foreseeable future. Jerry C. Nims who is a principal officer in i3Dx holds approximately one-third (1/3) of the shares in that entity. Accordingly, Mr. Nims must be considered to be in a position to influence the Company.



- Electric and Gas Technology, Inc. presently owns 11.0% of the class "A" shares and has option and conversion rights to acquire an additional 6.9% As a result, Electric and Gas Technology, Inc. must be considered to have influence on the Company.



- NimsTec Limited, as previously described, acts as a licensor for the Company for all of its technological rights. NimsTec also has a relationship to supply processing film and materials to the Company although the Company is not dependent on said supply. It is doubtful the Company could continue in its intended operations in any manner without the license rights granted by NimsTec. It is noted that the primary contractual relationship between these two entities is already specified and governed by the June 30, 1999 Asset and License Purchase Agreement. It is not anticipated that the Company will be involved with NimsTec Limited in any material dealings outside of the terms of said Agreement. Nonetheless, because of the predominant shareholder interest of NimsTec Limited in the Company, it should be deemed that NimsTec may be in a position to substantially control the direction of the Company.



- Electric and Gas Technology, Inc. should be considered as an affiliated company, as it has supplied interim capital financing to the Company and will be engaged with the Company in a "spin-off" of various shares of i3Dx to Electric and Gas Technology, Inc. shareholders as part of a contemporaneously filed registration statement. While Electric and Gas Technology, Inc. does not have a position on the Board of Directors or any management authority or rights in the Company, it does hold in excess of ten per cent of the issued and outstanding shares of the Company at the present time and by such shareholder position should be considered a control or affiliated party.


- To the best knowledge of the Company, there are no other affiliated persons or related party contractual relationships other than described in this section and more fully set-out in other parts of this Registration Statement.

     ITEM 8. DESCRIPTION OF SECURITIES.

     The Company has two classes of common stock. A Class "A" common stock consisting of 90 million shares, authorized at $0.01 par value and 10 million Class "B" common shares having a $0.01 par value. Currently there is no public trading market for either class of these securities. The Company has no preferred or other classes of shares.


     The Class "B" voting shares constitute 51% of the voting rights in the Company and are all issued and held by NimsTec Limited as previously described. Of the 90 million authorized Class "A" common shares, presently 40,779,156 shares are issued and an additional 9,400,000 shares are subject to be issued pursuant to various debenture conversion rights, options or warrants. The aggregate of the Class "A" shares hold 49% of the voting rights in the Company.


     The Class "B" shares would be entitled to 51% of any stock dividend and the Class "A" shares entitlement would be 49%.

     There are no preemptive rights or cumulative voting provisions in the Company. At present, the Company pays no dividends and it does not anticipate in the foreseeable future that there will be any dividends paid.

     No fully issued and subscribed share subject to redemption, assessment, or call.


     The only debt securities of the Company is a Convertible Debenture to Electric & Gas Technologies, Inc. which is convertible to 250,000 class "A" shares as generally described under the Management's Discussion and Analysis. A total of 4,400,000 warrants/options for 4,400,000 Class "A" common shares are outstanding and held by Electric & Gas Technologies, Inc. and three private individuals as described herein No assurance of whether the debenture will be converted or the warrants/options exercised can be made or given at this time.



                                     PART II

     ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY & OTHER SHAREHOLDER MATTERS.


     The Company does not have a price range for its securities, as it has not issued any publicly traded stock to date. It is not anticipated that there can be any public trading in the Company's stock until after the filing and effectiveness of this registration statement, potential Rule 144 sales by current holders of their restricted stock, or the Company completes a registration of its stock.



     At present the Company has a total of 9,400,000 shares subject to all unexercised options, warrants or other stock rights as previously described. If exercised, the resulting shares would constitute 18.7 % of the presently issued and outstanding shares. It is anticipated these shares would be eligible for sale under Rule 144 approximately one year after being issued and presuming the Company has current public information available.



     The Company currently has approximately 34,500,000 issued shares available for sale under Rule 144, if the company were to complete this registration and have adequate current public information so that sales could be completed under Rule 144.



     The Company also has an undertaking with Electric & Gas Technology, Inc. to attempt to register Three Million of its shares issued earlier to Electric & Gas Technology to be distributed to Electrical

Gas Technology shareholders. No date for this registration has been prescribed, nor can it be presently determined. The Company has no other present registration plans or obligations.


     No broker/dealers or others acting as potential market makers have made any commitment to maintain or to initiate a trading market in the Company's stock. The Company's longer terms objective would be to attempt to meet, as soon as possible, the listing requirements for NASDAQ "small cap" status and be traded on that market, though no assurance or warranty whether or when such qualification will be met, can be given.

     The Company does not presently pay any dividends and does not anticipate paying dividends for the foreseeable future. Currently the Company has no earnings from which to pay dividends and any future earnings are anticipated to be reinvested. The Company intends to retain all earnings for growth purposes. The Company was only recently organized, in June, 1999, and has not had any formal shareholder meetings since such organization. The Company presently anticipates holding its first annual shareholders' meeting in late calendar year 2000, though no specific date has been set by the Board of Directors at this time. To the best knowledge of the Company, there are no pending shareholder matters or proposed items to be included in any special or general meeting of shareholders, nor has any such meeting been requested.

     ITEM 2. LEGAL PROCEEDINGS.

     The Company has been served with a Garnishee Action which, in the opinion of the Company's corporate council, has no merit whatsoever and which is currently being contested at Court. Management is considering formal action for bad faith and frivolous litigation in connection with this matter.

     With the exception of the stated Garnishee Action, the Company is not aware of any legal proceedings to which the Company is a party, nor is the Company aware of any present demands, claims or causes of actions pending against the Company.

     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


     The Company has retained the independent auditing firm of H.J. & Associates of Salt Lake City, Utah to act as its independent auditors. The Company has no present disagreement with the audited and subsequent un-audited material prepared by its independent auditors and attached to this filing. The Company has no present plans to change its auditors and would seek ratification of the continuing services of its present auditors at the next regular shareholder meeting.


     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


     The Company has detailed under Part I of this registration, all of its initial private placement of shares.

     The following purports to set-out in tabular format additional required information as to all shares of the Company issued to August 31, 2000. The table does not include options or other stock rights previously disclosed:



                                                            Percentage of
Name of Shareholder                Total Shares Issued      Current Issued      Exemption Claim
-------------------                -------------------      --------------      ---------------
NimsTec Ltd.                       30,000,000 Class A            73.6%          Accredited Investor
                                   10,000,000 Class B             100%           pursuant to 4(6)
                                                                                  Securities Act

Electric & Gas Technology Inc.           Class A                 11.0%          Accredited Investor
                                                                                     4(6) Act

Private Placement Group                  Class A                 14.2%          Accredited Investor
                                                                                     4(6) Act



All of the foregoing placements were deemed completed as accredited investor sales pursuant to the exemptions provided by Section 4(6) of the Securities Act of 1933, and/or Rule 506 promulgated pursuant to such Act.

     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has adopted the standard indemnification provisions for officers and directors as provided by Nevada law in its Articles, which the Company generally indemnifies officers and directors from liability for good faith errors or omissions committed in the ordinary discharge of their duties. The Company is generally aware that it is the position of the SEC that any claim of indemnification as may relate to violations of U.S. Securities laws and regulations are deemed to be of no force, effect or application.


                                    PART III

     ITEM 1. INDEX TO EXHIBITS.

     The Company attaches the following material exhibits to this registration statement:


I. Un-Audited Financial Statements for the period ending August 31, 2000 and Audited Financial Statements for the period ending June 30, 2000.


II.  Other Exhibits:


                                                                                Regulation
            S-K Designation                                                       Number:
            ---------------                                                     ----------
A.   Share Acquisition Agreement by Electric and Gas Technology, Inc.               (2)
     entitled PLAN OF REORGANIZATION AND FINANCING AGREEMENT WITH ADDENDUM.
     (previously filed)

B.   Articles of Incorporation and all amendments thereto. (previously filed)      3(i)

C.   By-Laws. (previously filed)                                                  3(ii)

D.   Debenture and Security instrument between
     Electric and Gas Technology, Inc. and i3Dx. (previously filed)                 (4)

E.   Opinion re legality(previously filed)                                          (5)

F.   Asset and License Purchase Agreement between NimsTec Limited                  (10)
     and the Company with Amendment. [Application for Confidential Filing
     Pending] (previously filed)

G.   Private Placement Subscription Agreement                                      (10)

H.   Consent of Independent Auditors'                                              (23)

I.   Financial Data Schedule                                                       (27)



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Registrant:


                                       i3Dx.com



Date: October 30, 2000

                                       Paul F. Peters
                                       Its President
                                    i3Dx.COM
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AUGUST 31, 2000 AND JUNE 30, 2000

                                 C O N T E N T S

Independent Auditors' Report....................................................  3

Consolidated Balance Sheet......................................................  4

Consolidated Statements of Operations...........................................  6

Consolidated Statements of Stockholders' Equity.................................  7

Consolidated Statements of Cash Flows...........................................  8

Notes to the Consolidated Financial Statements.................................. 10


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
i3Dx.com
(A Development Stage Company)
Duluth, Georgia

We have audited the accompanying consolidated balance sheet of i3Dx.com (a development stage company) as of June 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 2000 and from inception on June 18, 1999 through June 30, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of i3Dx.com (a development stage company) as of June 30, 2000 and the consolidated results of their operations and their cash flows for the year ended June 30, 2000 and from inception on June 18, 1999 through June 30, 1999 and 2000 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company has suffered losses from operations since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


HJ & Associates, LLC
Salt Lake City, Utah
September 21, 2000
Georgia State Board of Accountancy
Temporary Permit No. 615
                                    i3Dx.com
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                     ASSETS

                                             August 31,        June 30,
                                               2000              2000
                                            -----------       -----------
                                            (Unaudited)
CURRENT ASSETS
   Cash                                     $ 1,057,342       $   428,271
   Accounts receivable, net (Note 1)             48,990            20,409
   Other receivable (Note 6)                     18,000            18,000
   Prepaids                                      50,000            50,000
   Inventory (Note 1)                            80,872            89,269
                                            -----------       -----------
     Total Current Assets                     1,255,204           605,949
                                            -----------       -----------

FIXED ASSETS (Note 1)
   Machinery and equipment                    3,166,700         3,166,700
   Office computers and equipment                45,389            36,539
   Less accumulated depreciation               (373,678)         (320,040)
                                            -----------       -----------
     Total Fixed Assets                       2,838,411         2,883,199
                                            -----------       -----------

OTHER ASSETS
   License rights, net (Note 4)                 366,665           373,332
   Investment - related party (Note 9)          200,000           200,000
   Deposits                                      80,735            80,735
                                            -----------       -----------
     Total Other Assets                         647,400           654,067
                                            -----------       -----------
     TOTAL ASSETS                           $ 4,741,015       $ 4,143,215
                                            ===========       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                         August 31,         June 30,
                                                            2000              2000
                                                         -----------       -----------
                                                         (Unaudited)
CURRENT LIABILITIES
   Accounts payable                                      $    97,175       $    83,330
   Accrued expenses                                             --              11,267
                                                         -----------       -----------
     Total Current Liabilities                                97,175            94,597
                                                         -----------       -----------
LONG-TERM LIABILITIES
   Convertible debenture (Note 5)                            500,000           500,000
                                                         -----------       -----------
     Total Long-Term Liabilities                             500,000           500,000
                                                         -----------       -----------
     Total Liabilities                                       597,175           594,597
                                                         -----------       -----------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY (Note 2)
   Common stock, class A; 90,000,000 shares
      authorized of $0.01 par value, 39,403,845
      and 39,165,383 shares issued and outstanding,
      respectively                                           394,038           391,654
   Common stock, class B; 10,000,000 shares
      authorized of $0.01 par value, 10,000,000
      shares issued and outstanding                          100,000           100,000
   Additional paid-in capital                              5,661,661         5,509,045
   Stock subscription receivable (Note 8)                       --            (900,000)
   Deficit accumulated during the development stage       (2,011,859)       (1,552,081)
                                                         -----------       -----------
     Total Stockholders' Equity                            4,143,840         3,548,618
                                                         -----------       -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 4,741,015       $ 4,143,215
                                                         ===========       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                          For the                             From Inception on
                                         Two Months         For the         June 18, 1999 Through
                                           Ended          Year Ended       -----------------------
                                         August 31,         June 30,       June 30,     August 31,
                                           2000               2000           1999         2000
                                        -----------       -----------      --------    -----------
                                        (Unaudited)                                    (Unaudited)
NET SALES                               $   120,878       $   335,291       $--         $   456,169

COST OF GOODS SOLD                           43,624           115,550        --             159,174
                                        -----------       -----------       -----       -----------
GROSS MARGIN                                 77,254           219,741        --             296,995
                                        -----------       -----------       -----       -----------
OPERATING EXPENSES
   General and administrative               296,012           751,221        --           1,047,233
   Research and development                 182,086           662,167        --             844,253
   Depreciation and amortization             60,305           346,708        --             407,013
                                        -----------       -----------       -----       -----------
     Total Operating Expenses               538,403         1,760,096        --           2,298,499
                                        -----------       -----------       -----       -----------
OPERATING LOSS                             (461,149)       (1,540,355)       --          (2,001,504)
                                        -----------       -----------       -----       -----------

OTHER INCOME (EXPENSES)
   Interest expense                          (6,667)          (26,667)       --             (33,334)
   Interest income                            8,038            14,941        --              22,979
                                        -----------       -----------       -----       -----------
     Total Other Income (Expenses)            1,371           (11,726)       --             (10,355)
                                        -----------       -----------       -----       -----------
LOSS BEFORE INCOME TAXES                   (459,778)       (1,552,081)       --          (2,011,859)

INCOME TAXES                                   --                --          --                --
                                        -----------       -----------       -----       -----------
LOSS BEFORE MINORITY INTEREST              (459,778)       (1,552,081)       --          (2,011,859)

MINORITY INTEREST                              --                --          --                --
                                        -----------       -----------       -----       -----------
NET LOSS                                $  (459,778)      $(1,552,081)      $--         $(2,011,859)
                                        ===========       ===========       =====       ===========
BASIC LOSS PER COMMON
 SHARE (Note 1)                         $     (0.01)      $     (0.04)      $0.00
                                        ===========       ===========       =====


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity

                                                                                                                     Deficit
                                        Common                     Common                                          Accumulated
                                    Class A Stock               Class B Stock         Additional       Stock        During the
                               ------------------------    ------------------------    Paid-In      Subscription   Development
                                 Shares        Amount        Shares        Amount      Capital       Receivable       Stage
                               ----------   -----------    ----------   -----------   -----------   ------------   -----------
Balance at inception on
 June 18, 1999                       --     $      --            --     $      --     $      --     $      --      $      --

Common stock issued for
 machinery valued at
 approximately $0.08
 per share                     30,000,000       300,000    10,000,000       100,000     2,766,700          --             --

Common stock subscribed
 for at approximately
 $0.11 per share                4,500,000        45,000          --            --         455,000      (500,000)          --

Net loss from inception on
 June 18, 1999 through
 June 30, 1999                       --            --            --            --            --            --             --
                               ----------   -----------    ----------   -----------   -----------   -----------    -----------
Balance, June 30, 1999         34,500,000       345,000    10,000,000       100,000     3,221,700      (500,000)          --

Cash received on stock
 subscription receivable             --            --            --            --            --         500,000           --

Common stock issued for
 cash at approximately
 $0.50 per share                4,665,383        46,654          --            --       2,287,345      (900,000)          --

Net loss for the year ended
 June 30, 2000                       --            --            --            --            --            --       (1,552,081)
                               ----------   -----------    ----------   -----------   -----------   -----------    -----------
Balance, June 30, 2000         39,165,383       391,654    10,000,000       100,000     5,509,045      (900,000)    (1,552,081)

Common stock issued for
 cash at $0.65 per share
 (unaudited)                      238,462         2,384          --            --         152,616          --             --

Cash received on stock
 subscription receivable
 (unaudited)                         --            --            --            --            --         900,000           --

Net loss for the two months
 ended August 31, 2000
 (unaudited)                         --            --            --            --            --            --         (459,778)
                               ----------   -----------    ----------   -----------   -----------   -----------    -----------
Balance, August 31, 2000
 (unaudited)                   39,403,845   $   394,038    10,000,000   $   100,000   $ 5,661,661   $      --      $(2,011,859)
                               ==========   ===========    ==========   ===========   ===========   ===========    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                        For the                              From Inception on
                                                       Two Months        For the           June 18, 1999 Through
                                                         Ended          Year Ended        -------------------------
                                                       August 31,        June 30,         June 30,       August 31,
                                                         2000              2000             1999            2000
                                                      -----------       -----------       --------      -----------
                                                      (Unaudited)                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                           $  (459,778)      $(1,552,081)      $   --        $(2,011,859)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                         60,305           346,708           --            407,013
     Bad debts                                               --               3,776           --              3,776
   Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable           (28,581)          (24,185)          --            (52,766)
     (Increase) decrease in other receivable                 --             (18,000)          --            (18,000)
     (Increase) decrease in prepaids                         --             (50,000)          --            (50,000)
     (Increase) decrease in inventory                       8,397           (89,269)          --            (80,872)
     (Increase) decrease in deposits                         --             (80,735)          --            (80,735)
     Increase (decrease) in accounts payable               13,845            83,330           --             97,175
     Increase (decrease) in accrued expenses              (11,267)           11,267           --               --
                                                      -----------       -----------       --------      -----------
       Net Cash Used by Operating Activities             (417,079)       (1,369,189)          --         (1,786,268)
                                                      -----------       -----------       --------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of license rights                                --            (400,000)          --           (400,000)
   Purchase of investments                                   --            (200,000)          --           (200,000)
   Purchase of fixed assets                                (8,850)          (36,539)          --            (45,389)
                                                      -----------       -----------       --------      -----------
       Net Cash Used by Investing Activities               (8,850)         (636,539)          --           (645,389)
                                                      -----------       -----------       --------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from convertible debenture                       --             500,000           --            500,000
   Proceeds from sale of common stock                     155,000         1,433,999           --          1,588,999
   Proceeds from stock subscription receivable            900,000           500,000           --          1,400,000
                                                      -----------       -----------       --------      -----------
       Net Cash Provided by Financing Activities        1,055,000         2,433,999           --          3,488,999
                                                      -----------       -----------       --------      -----------
NET INCREASE IN CASH                                      629,071           428,271           --          1,057,342

CASH AT BEGINNING OF PERIOD                               428,271              --             --               --
                                                      -----------       -----------       --------      -----------
CASH AT END OF PERIOD                                 $ 1,057,342       $   428,271       $   --        $ 1,057,342
                                                      ===========       ===========       ========      ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                            For the                           From Inception on
                                           Two Months      For the          June 18, 1999 Through
                                             Ended        Year Ended      --------------------------
                                           August 31,      June 30,        June 30,       August 31,
                                             2000           2000            1999            2000
                                          ----------      ----------      ----------      ----------
                                          (Unaudited)                                     (Unaudited)
CASH PAID FOR:
   Income taxes                           $     --        $     --        $     --        $     --
   Interest                               $    6,667      $   26,667      $     --        $   33,334

NON-CASH FINANCING ACTIVITIES:
   Common stock issued for machinery      $     --        $     --        $3,166,700      $3,166,700
   Common stock issued for stock
     subscription receivable              $     --        $  900,000      $  500,000      $1,400,000


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     a.   Organization

     On August 16, 1999, the Company filed an amendment to its articles of incorporation changing its name from 3-Dx.com to i3Dx.com. i3Dx.com (the Company) was incorporated under the laws of the State of Nevada on June 18, 1999. The Company is a hi-tech company which utilizes the internet (www.i3dx.com) for the development and distribution of its products. The Company's technology is based on three-dimensional photographic lenticular imaging and is suitable for any application which may benefit from increased visualization, such as medical imaging, advertising and marketing.

     The Company maintains a 33,000 square foot manufacturing and processing facility in Duluth, Georgia where it mass-produces 3D images in both reflective print and transparency formats for the commercial, medical and consumer markets.

     100PercentSports.com (Sports) was organized under the laws of the State of Nevada on December 10, 1999. Sports was incorporated with 100,000,000 authorized shares at $0.01 par value, consisting of 99,990,000 Class A shares with 49% of the voting rights and 10,000 Class B shares with 51% of the voting rights. Sports was formed to be an internet sports reporting company with a multilingual, athlete and country specific format.

     On December 21, 1999, the Company acquired 25,000,000 Class A common shares and 10,000 Class B common shares (management controlling shares) of Sports for $200,100. The shares acquired represents 84% of the outstanding voting shares of Sports at June 30, 2000.

     b.   Cash and Cash Equivalents

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

     c.   Accounts Receivable

     Accounts receivable are shown net of the allowance for doubtful accounts of $1,735 at August 31, 2000 and June 30, 2000.

     d.   Fixed Assets

     Fixed assets are stated at cost less accumulated depreciation. Depreciation on machinery is provided using the straight-line method over an expected useful life of ten (10) years. Depreciation on equipment is provided using the straight-line method over an expected life of five (5) years. Depreciation expense for the two months ended August 31, 2000 and for the year ended June 30, 2000 was $53,638 and $320,040, respectively.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e.   Inventory

     Inventory consists of lenticular print film for use in the development of film and pictures and other raw materials. Inventory is stated at the lower of cost determined by the first-in, first-out method or market. At August 31, 2000 and June 30, 2000, inventory amounted to $80,872 and $89,269, respectively, and consists entirely of raw materials.

     f.   Accounting Method

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

     g.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     h.   Advertising

     The Company follows the policy of charging the costs of advertising to expense as incurred.

     i.   Credit Risks

     The Company maintains its cash accounts in one bank in Georgia. The Federal Deposit Insurance Corporation (FDIC) insures accounts to $100,000. The Company's account occasionally exceeds the insured amounts. The Company also maintains an account with Nations Funds which is not FDIC insured.

     j.   Income Taxes

     No provision for federal income taxes has been made at June 30, 2000 due to an accumulated operating loss. The Company has accumulated approximately $1,500,000 of net operating losses as of June 30, 2000, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2020.

     k.   Revenue Recognition

     Revenue is recognized upon shipment of goods to the customer.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     l.   Principles of Consolidation

     The consolidated financial statements include the accounts of i3Dx.com and 100PercentSports.com (Sports), a majority-owned (84%) subsidiary. All significant intercompany accounts and transactions have been eliminated in the consolidation.

     m.   Basic Loss Per Share

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                            For the                                From
                                          Two Months          For the          Inception on
                                            Ended           Year Ended         June 18, 1999
                                          August 31,          June 30,            Through
                                            2000                2000           June 30, 1999
                                         ------------       ------------       --------------
                                         (Unaudited)
     Numerator: Net loss                 $   (459,778)      $ (1,552,081)      $         --

     Denominator:  Weighted average
      number of shares outstanding         39,255,135         35,385,450           23,423,077
                                         ------------       ------------       --------------
     Basic loss per share                $      (0.01)      $      (0.04)      $         0.00
                                         ============       ============       ==============


     Dilutive loss per share is not presented because they would have an antidilutive effect on the net loss per share calculation.

     n.   Unaudited Financial Statements

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 2 - STOCKHOLDERS' EQUITY

     The Company has authorized 90,000,000 shares of Class A common stock (Class
     A) and 10,000,000 shares of Class B common stock (Class B). Each class of stock is entitled to the following provisions as outlined below:

     DIVIDEND PROVISIONS

     The holders of shares of Class A shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, forty-nine percent (49%) of all common stock dividends of the Company. Each share of Class A shall rank on parity with each other share of Class A with respect to dividends. Dividend payments to the holders of shares of Class A shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 2 - STOCKHOLDERS' EQUITY (Continued)

     DIVIDEND PROVISIONS (Continued)

     The holders of shares of Class B shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, fifty-one percent (51%) of all common stock dividends of the Company. Each share of Class B shall rank on parity with each other share of Class B with respect to dividends. Dividend payments to the holders of shares of Class B shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

     LIQUIDATION PROVISIONS

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, the Class A and Class B shall be entitled to receive an amount equal to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the amount payable with respect to all classes of common stock distributed ratably to the holders of common stock.

     VOTING PROVISIONS

     The holders of shares of Class A and Class B shall be entitled to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the votes then held on all matters of which the shareholders of the Company are entitled to vote.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

     On July 1, 1999, the Company entered into a seven (7) year lease agreement for office and warehouse space located in Duluth, Georgia. The lease obligation is currently $18,000 per month with annual increases in proportion to any increase in the CPI from the date the lease is signed.

NOTE 4 - LICENSE RIGHTS - RELATED PARTY

     On June 30, 1999, the Company acquired certain license rights from a related company (Licensor) in exchange for a license fee of five percent (5%) of gross sales attributable to the license rights. The license includes the exclusive rights in Canada, Mexico and the United States to manufacture and market animated and/or 3-dimensional photographic lenticular (micro-lens) images for the initial period of fifty (50) years without volume restrictions. The license may be renewed for a second fifty
     (50) years on like terms. The Company may also sub-license the licensed rights with written permission from the Licensor.

     On October 25, 1999, the license purchase agreement was amended to include an additional one-time fee of $400,000 to increase the scope of the license to include sheet fed lithographic technology. The license rights will be amortized over its expected useful life of ten (10) years. Amortization expense on the license rights for the year ended June 30, 2000 was $26,668.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 4 - LICENSE RIGHTS - RELATED PARTY (Continued)

     On April 1, 2000, the license purchase agreement was amended to include a monthly fee of $15,000 for the use of certain equipment owned by the Licensor.

                                   August 31,       June 30,
                                     2000            2000
                                   -----------     ---------
                                   (Unaudited)
     License rights                $ 400,000       $ 400,000
     Accumulated amortization        (33,335)        (26,668)
                                   ---------       ---------
            Total                  $ 366,665       $ 373,332
                                   =========       =========

NOTE 5 - CONVERTIBLE DEBENTURE

     On October 22, 1999, the Company issued a convertible debenture to a shareholder (holder) in exchange for $500,000 cash. At the sole option of the holder and upon thirty (30) days written notice, the holder has the right, at any time during the term of the debenture, to convert up to one hundred percent (100%) of the outstanding principal balance into Class A common stock of the Company at the conversion price of two dollars ($2.00) per share at any time prior to maturity. The term of the note is two (2) years and interest accrues at the rate of eight percent (8.0%) per year. The entire principal balance of the note is due October 22, 2001 and interest is due on a monthly basis. Interest expense on the convertible debenture was $6,667 and $26,667 for the two months ended August 31, 2000 and for the year ended June 30, 2000, respectively.

NOTE 6 - OTHER RECEIVABLE

     The Company paid a rent deposit to another company in the amount of $18,000 during the year ended June 30, 2000. The other company has committed to pay back the balance within the next couple of months.

NOTE 7 - GOING CONCERN

     The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through June 30, 2000. It has not established revenues sufficient to cover its operating costs which raises doubt about its ability to continue as a going concern. However, results of operations are within the expectations of management due to the early stage of the Company's existence. Management believes that revenues will be sufficient to cover and exceed operating costs by the end of fiscal year 2001. In the interim, management has obtained equity financing of approximately $2.4 million from January 1, 2000 through August 31, 2000 which management feels is sufficient to cover its operating costs until the Company becomes profitable.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 8 - COMMON STOCK TRANSACTIONS

     During the year ended June 30, 2000, the Company sold 4,665,383 shares of its common stock for cash of $1,433,999 and a stock subscription receivable of $900,000 (see Note 11) or an average price of $0.50 per share.

     During the two months ended August 31, 2000, the Company sold 238,462 shares of its common stock for cash of $155,000 or $0.65 per share.

NOTE 9 - INVESTMENT - RELATED PARTY

     On May 14, 2000, the Company purchased 303,260 shares of common stock of an unlisted related company for $200,000. The common stock investment represents 1.6% of that Company's outstanding common stock as of June 30, 2000. This investment, which is carried at cost, is made for long-term business affiliation reasons.

NOTE 10 - COMMON STOCK OPTIONS AND WARRANTS

     On June 30, 1999, the Company issued 12-month warrants to purchase up to 2,500,000 shares of the Company's Class A common stock. The warrants are exercisable at $4.00 per share. The warrants were issued as additional consideration for purchasing stock for $500,000. The expiration on the warrants was extended to June 30, 2001.

     On August 9, 1999, the Company granted warrants to purchase up to 500,000 shares of the Company's Class A common stock. The warrants are exercisable at $1.00 per share and expire on August 8, 2001.

     On September 1, 1999, the Company granted options to purchase up to 44,000 shares of the Company's Class A common stock. The options were granted as a finders fee for the private placement. The options are exercisable at $1.00 per share and expire on August 31, 2004.

     On November 1, 1999, the Company granted options to purchase up to 400,000 shares of the Company's Class A common stock. The options were granted as additional compensation to an employee of the Company. The options are exercisable at $1.00 per share and expire on October 31, 2003.

     On December 6, 1999, the Company granted options to purchase up to 1,000,000 shares of the Company's Class A common stock. The options were granted to the co-founders of 100PercentSports.com (500,000 options each). The options are exercisable at $1.00 per share and expire on December 5, 2004.

     All of the options and warrants mentioned above were issued with exercise prices above the prevailing market value for the shares at the time of issuance. This is consistent with the accounting treatment of SFAS No. 123 "Accounting for Stock-Based Compensation."

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 10 - COMMON STOCK OPTIONS AND WARRANTS (Continued)

     A summary of warrant activity for the period from July 1, 1999 through June 30, 2000 is as follows:

                                         Number of      Exercise
                                           Shares        Price
                                         ---------      --------
     Balance at June 30, 1999            2,500,000      $        4.00

          Granted                          500,000      $        1.00
                                         ---------
     Balance at June 30, 2000            3,000,000      $ 1.00 - 4.00
                                         =========


     The Company has granted the following fixed stock options during the period from July 1, 1999 through June 30, 2000:

                                         Number of      Exercise
                                           Shares        Price
                                         ---------      --------
     Balance at June 30, 1999                 --        $--

          Granted                        1,444,000      $   1.00
                                         ---------
     Balance at June 30, 2000            1,444,000      $   1.00
                                         =========


     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock options. Under APB 25, if the exercise price of the Company's employee stock options is greater than or equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Proforma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions for 2000:

          1)   risk-free interest rate of 6.15%,

          2)   no dividend yield,

          3)   no discount for lack of marketability, and

          4) a volatility factor of the expected market price of the Company's common stock of 1.578926. The volatility factor was determined using the cash price of the Company's common stock since the stock is not currently listed on an exchange between June 1999 and June 2000.

                                    i3Dx.com
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                        August 31, 2000 and June 30, 2000


NOTE 10 - COMMON STOCK OPTIONS AND WARRANTS (Continued)

     Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged as indicated below:

                                            June 30,
                                             2000
                                         -------------
     Net loss:
           As reported                   $  (1,552,081)
           Pro forma                        (1,552,081)

     Net loss per share:
           As reported                   $       (0.04)
           Pro forma                             (0.04)

NOTE 11 - SUBSEQUENT EVENT

     During July 2000, the Company collected the $900,000 on the stock subscription receivable.